

April 18, 2013

VIA E-Mail
Mr. Robin Lee
Chief Financial Officer and Treasurer
SPDR Gold Trust
c/o World Gold Trust Services, LLC
510 Madison Avenue, 9th Floor
New York, New York 10022

> **Re: SPDR Gold Trust**
> **Form 10-K for the fiscal year ended September 30, 2012**
> **Filed November 28, 2012**
> **File No. 001-32356**

Dear Mr. Robin Lee:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Staff Accountant